SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Retractable Technologies, Inc.
(Name of Issuer) Common Stock
(Title of Class of Securities) 76129W105
(CUSIP Number) Lillian E. Salerno 6633 John Hickman Pkwy Unit 2212 Frisco, TX 75034 (202) 538-2003
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications) December 15, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 440.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 76129W105
(1)	Names of Reporting Persons Lillian E. Salerno
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC use only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 1,501,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,501,000
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,501,000
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.4%
(14)	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 amends the Schedule 13D filed with the United States Securities and Exchange Commission on August 24, 2000, as amended by Amendment No. 1 filed on September 11, 2012 and Amendment No. 2 filed on February 5, 2016 (the “Statement”) on behalf of the undersigned. This Amendment No. 3 is being filed to report recent sales and disclose that the undersigned is no longer the beneficial owner of more than five percent of the Issuer. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 2. Identity and Background.

Item 2 of the Statement is amended as follows:

(b)       Ms. Salerno’s address is 6633 John Hickman Pkwy, Unit 2212, Frisco, TX 75034.

(c)       Ms. Salerno’s present principal occupation is Strategist at LES Development LLC.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated as follows:

(a)       As of the date hereof, Ms. Salerno has beneficial ownership of 1,501,000 shares which comprises 4.4% of the Common Stock of the Issuer. There were 33,816,604 shares of Common Stock of the Issuer outstanding as of November 2, 2020 according to the Issuer’s most recently available Form 10-Q filing.

(b)       Ms. Salerno has sole power to vote and dispose 1,501,000 shares. As of the date hereof, 500,000 shares of the Common Stock beneficially owned by Ms. Salerno are owned of record by the ALS Irrevocable Trust dated December 29, 2015.

(c)       Below is a table showing transactions effected on behalf of Ms. Salerno in the last sixty days:

Transaction Date	Number of Shares Sold	Price Per Share
November 24, 2020	46,500	$14.05
November 24, 2020	54,500	$14.10
December 15, 2020	19,000	$14.03

(d)       The ALS Irrevocable Trust dated December 29, 2015 (and the beneficiary thereof) shall have the right to receive dividends from, or the proceeds from the sale of, the 500,000 shares transferred to it effective as of the date hereof.

(e)       Ms. Salerno ceased to be a beneficial owner of more than five percent of the Issuer during 2020 due both to her sales and the increase in Common Stock of the Issuer outstanding.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE: January 22, 2021	BY:	/s/ Lillian E. Salerno
LILLIAN E. SALERNO